Exhibit 4.21
Private & Confidential

August 1, 2005

Dear XXX,

1.	This letter records the terms on which you are invited to serve as a non-Executive director of XTL Biopharmaceuticals Ltd (the "Company").

2.
Your appointment is to continue unless you terminate this arrangement upon giving the Company not less than 2 months’ written notice, which may be given at any time, provided that such notice does not expire before the end of the said period. However, your appointment will terminate forthwith, without any entitlement on your part to compensation, if:

a.	you are not reappointed as a director at any Company annual general meeting where you are required to retire under the Articles of Association of the Company (as amended from time to time);

b.
you cease to be a director by reason of your vacating office pursuant to any provision of the Articles of Association of the Company (as amended from time to time) or the Israeli Companies Act - 1999 (the “Act”);

c.	you are convicted of any criminal offence (excluding minor road traffic offences);

d.	you breach the terms of this appointment (such breach not being capable of remedy) or you fail or refuse to carry out your duties as required by this letter; or

e.	you are guilty of gross misconduct or any act in any way, which may, in the opinion of the Board, bring the Company into disrepute or discredit.

3.
You will be entitled to a fee for your services as a non-Executive director, at the rate of US$20,000 per annum, such fee to be payable quarterly in 4 equal instalments, subject to deduction of any tax or other deduction which the Company is required to deduct by law. In addition, you will be entitled to receive a fee of US$2,000 for each individual meeting of the Board of Directors of the Company whether you attend in person or by telephone, and a fee of US$500 for each meeting of a Board Committee, which you attend in your capacity as a non-Executive Director (whether in person or by telephone). Such additional fees incurred will be paid in accordance with the payment terms relating to the annual fee, above. In addition the Company shall reimburse you for any reasonable out of pocket expenses due to your position as a non-Executive Director of the Company.

XTL Biopharmaceuticals Ltd. Kiryat Weizmann Science Pk, Bldg 3, POB 370, Rehovot 76100, Israel Tel: +972-8-930-4444 Fax: +972-8-930-4445

4.
You will be granted 2,000,000 Options to purchase Ordinary Shares, of nominal value NIS 0.02 each of the Company (the “Shares”) having an exercise price equal to $____ (£0.20) per share. The options shall be exercisable for a period of five (5) years from the date of issuance at the Extraordinary Shareholders Meeting on 1 August 2005. The Options will be granted in accordance with the terms and conditions governing the Company's 2001 Stock Option Plan (the "Plan") and will be subject to the terms and conditions thereof; provided, however, that if any provisions hereunder are inconsistent with the terms and conditions of the Plan, the terms hereunder shall control. In accordance with the Plan, should any change be made to the Ordinary Shares by reason of any stock split, stock dividend, extraordinary cash dividend, recapitalisation, combination of shares, exchange of shares or other change affecting the outstanding Ordinary Shares as a class without the Company's receipt of consideration, appropriate adjustments shall be made to (A) the total number and/or class of securities subject to such options and (B) the Exercise Price in order to reflect such change and thereby preclude a dilution or enlargement under such options.

The Options granted to you shall vest as follows: (a) 1/3 of the Options shall vest and be exercisable upon the Company achieving a total market capitalization on a fully diluted basis of more than US$150 million, as determined utilizing the Market Capitalization Formula (defined below); (b) 1/3 of the Options shall vest and be exercisable upon the Company achieving a total market capitalization on a fully diluted basis of more than US$250 million, as determined utilizing the Market Capitalization Formula; and (c) 1/3 of the Options shall vest and be exercisable upon the Company achieving a total market capitalization on a fully diluted basis of more than US$350 million, as determined utilizing the Market Capitalization Formula, provided that at each such vesting the Grantees is still a Director of the Company.

The Company shall use best efforts to cause all of the shares underlying such Options to be fully registered and freely tradable, including for resale without any limitations or restrictions, provided, however, that while you are a Director of the Company, you shall agree to abide by the trading restrictions that may be imposed upon Directors from time to time pursuant to any laws, statutes, rules or regulations to which the shares underlying the Options may be subject from time to time.

The “Market Capitalization Formula” shall be calculated as follows: the fully diluted shares (including shares attributable to all options, warrants, other purchase rights and convertible securities, which are in the money and including shares held by affiliates (collectively "market capitalization shares")) multiplied by the three (3) consecutive trading day average of the closing price of the Ordinary Shares as reported by Nasdaq (or such other exchange as such shares are then listed or in the good-faith determination of the board, if not then listed or quoted) plus long-term debt (as of any date) minus Working Capital (as defined below) and minus the aggregate exercise price of all options and warrants included in the market capitalization shares. The term “Working Capital” shall mean as of any date, (1) the current assets plus investment securities or cash equivalents thereof or similar assets that have maturities in excess of 12 months, minus (2) current liabilities.

5.
In the event of termination of this appointment (otherwise than on termination in accordance with paragraphs 2(a) to (e) inclusive of this letter) you will be entitled to that proportion of the fees due and unpaid, accrued on a daily basis up to and including the date of termination of the appointment.

6.	In the event that you are called on or requested to perform any special duties or responsibilities outside your ordinary duties as Director the Board may agree to pay you special remuneration.

7.
As a non-Executive director you will perform the duties normally attendant on that office, including (without limitation) using reasonable efforts to attend all meetings of the Board of Directors (you may attend either in person or through telephone attendance).

8.
Both during the term of your appointment and for three years after its termination you will observe the obligations of confidentiality, which are attendant on the office of director. In addition, although they are not specifically mentioned in this letter, you will of course be subject to the normal legal duties and responsibilities of a director of a company incorporated under Israeli law.

9.
Upon termination of this appointment you will resign from your office as a director of the Company and from all other appointments or offices, which you hold as nominee or representative of the Company.

10.	This letter shall be governed by Israeli Law.

Kindly confirm your agreement to the terms set out above by signing the endorsement on the enclosed copy of this letter and returning the copy to me at the above address.

Yours sincerely,
for and on behalf of XTL Biopharmaceuticals Ltd

________________________________
XXX
I agree to the above terms of my appointment.

Dated: August 1, 2005

________________________________
XXX